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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2004.

                                     OR

/_/ Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.       Full title of the Plan:

         Cenveo 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Cenveo, Inc.
         8310 South Valley Highway
         Suite 400
         Englewood, CO 80112



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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Cenveo 401(k) Savings and Retirement Plan
(formerly Mail-Well Corporation 401(k) Savings and Retirement Plan) Year ended December 31, 2004
With Report of Independent Registered Public Accounting Firm



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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)


               Financial Statements and Supplemental Schedule



                        Year ended December 31, 2004



                                  CONTENTS


Report of Independent Registered Public Accounting Firm......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)
   December 31, 2004........................................................10




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           Report of Independent Registered Public Accounting Firm



The Trustees and Participants of
   Cenveo 401(k) Savings and Retirement Plan


We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (formerly
Mail-Well Corporation 401(k) Savings and Retirement Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


Denver, Colorado
June 24, 2005

                                                                           1

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

               Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                     2004             2003
                                                 -----------------------------
Investments, at fair value:
  Mutual funds                                   $113,593,723     $129,577,090
  Common collective trusts                        106,789,919       68,379,117
  Cenveo common stock                              13,968,709       12,429,772
  Participant loans                                 7,599,259        6,811,486
                                                 -----------------------------
Total investments                                 241,951,610      217,197,465

Receivables:
  Employee contributions                              691,952          529,894
  Employer contributions                              245,069          192,373
                                                 -----------------------------
Total receivables                                     937,021          722,267
                                                 -----------------------------
Net assets available for benefits                $242,888,631     $217,919,732
                                                 =============================

See accompanying notes.

                                                                           2

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

          Statement of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED
                                                             DECEMBER 31, 2004
                                                             -----------------
ADDITIONS (DEDUCTIONS)
Investment income:
  Net appreciation in fair value of investments                 $ 10,359,328
  Interest and dividend income                                     5,340,899
                                                                ------------
                                                                  15,700,227

Contributions:
  Employee contributions                                          15,661,050
  Employer contributions                                           5,369,396
  Rollover contributions                                           1,681,402
                                                                ------------
                                                                  22,711,848

Asset transfers from other plans                                   8,960,409
Administrative expenses                                             (128,913)
Payment of benefits to participants                              (22,274,672)
                                                                ------------
Increase in net assets available for benefits                     24,968,899

Net assets available for benefits, beginning of year             217,919,732
                                                                ------------
Net assets available for benefits, end of year                  $242,888,631
                                                                ============

See accompanying notes.

                                                                           3

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

                       Notes to Financial Statements

                             December 31, 2004


1. DESCRIPTION OF THE PLAN

The following description of the Cenveo 401(k) Savings and Retirement Plan, formerly Mail-Well Corporation 401(k) Savings and Retirement Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan was adopted effective March 1, 1994. The Plan is a salary deferral plan of Cenveo, Inc. (the "Company"). Effective December 1, 1999, the Plan was amended and restated to include only nonunion employees that are not leased employees. The union employees began a new plan effective December 1, 1999.

Nonunion employees that are not leased employees become eligible the first day of the month following 30 days of service with the Company if they are expected to work 1,000 hours in a Plan year, or if they complete 1,000 hours of service in a consecutive 12-month period. Effective January 1, 2004, the Plan was amended to provide for automatic enrollment in the Plan on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

On April 29, 2004 the shareholders of the Company approved the change of the Company's name from Mail-Well, Inc. to Cenveo, Inc.

CONTRIBUTIONS

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors. No such additional contributions were approved for 2004.

On August 2, 2004, assets of $5,806,132 of the Cenveo, Inc. Employee Stock Ownership Plan ("ESOP") were merged into the Plan. The vested and unvested shares of the ESOP participants were transferred to the Plan.

During 2004, the Company acquired Valco Graphics. Effective December 1, 2004, the Valco Graphics, Inc. Salary Deferral Plan and Trust was merged into the Plan. Approximately $3 million of funds were transferred into the plan in conjunction with the plan merger.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company's contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.


                                                                           4

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

                  Notes to Financial Statements (Continued)

                             December 31, 2004


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are 100% vested in their contributions at all times. Vesting in employer matching contributions occurs 20% for each year of service. Upon reaching five years of service, all employer matching contributions are fully vested. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All employer matching contributions become fully vested upon retirement, disability, or death of the participant.

INVESTMENT OPTIONS

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

LOANS TO PARTICIPANTS

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's nonforfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

PAYMENT OF BENEFITS

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance with the Company until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

EXPENSES

Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts. Participants pay fees for loans and withdrawals.

FORFEITURES

Upon termination by a participant, employer matching contributions that have not vested are used to offset administrative expenses and to reduce employer contributions. In 2004, forfeitures of $127,714 were used to fund administrative expenses and $599,140 to reduce employer contributions. Forfeited non-vested accounts included in the statements of net assets available for benefits as of December 31, 2004 and 2003, were $49,124 and $195,723, respectively.

                                                                           5

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

                  Notes to Financial Statements (Continued)

                             December 31, 2004



1. DESCRIPTION OF THE PLAN (CONTINUED)


PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts.

CONCENTRATION OF MARKET AND CREDIT RISK

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

The Plan's investments are recorded in the financial statements at fair value based on published market value except for certain common collective trust funds and participant loans, which are stated at face value, which approximates fair value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits. Realized gains and losses on sales of investments in the statement of changes in net assets available for benefits are determined on the average-cost basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                                                           6

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

                  Notes to Financial Statements (Continued)

                             December 31, 2004



4. INVESTMENTS

The Plan's investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2004 as follows:

     Mutual funds                                           $      7,035,617
     Common collective trusts                                      6,235,230
     Cenveo common stock                                          (2,911,519)
                                                           -------------------
                                                            $     10,359,328
                                                           ===================

Investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:

                                                                             DECEMBER 31
                                                                        2004            2003
                                                                  -------------------------------
    Mutual funds:
      PIMCO Total Return                                           $  25,733,897   $  25,573,589
      Goldman Sachs Core Small Cap Equity Fund                        14,672,465          -
      Putnam International Growth Fund                                12,581,388      12,631,301
      Putnam Investors Fund                                                -          31,736,144
      The George Putnam Fund of Boston                                23,361,147      22,194,562
      The Putnam Fund for Growth & Income                             12,638,411               *
    Common Collective Trusts:
      Putnam S&P 500 Index Fund                                       65,123,386      28,392,264
      Putnam Stable Value Fund                                        41,666,533      39,986,853
    Cenveo Common Stock                                               13,968,709      12,429,772

    *Investment represents less than 5% of net assets


                                                                           7

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)

                  Notes to Financial Statements (Continued)

                             December 31, 2004



5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting by the Plan's trustee.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                DECEMBER 31
                                                                           2004            2003
                                                                      -------------------------------
     Net assets available for benefits per the
        financial statements                                           $242,888,631    $217,919,732
     Employer contributions receivable                                     (245,069)       (192,373)
     Employee contributions receivable                                     (691,952)       (529,894)
     Deemed distributions                                                  (250,429)       (373,160)
                                                                      -------------------------------
     Net assets available for benefits per the
        Form 5500                                                      $241,701,181    $216,824,305
                                                                      ===============================

The following is a reconciliation of contributions to participant accounts per the financial statements to the Form 5500 for the year ended December 31, 2004:

                                                                           EMPLOYER            EMPLOYEE
                                                                         CONTRIBUTIONS       CONTRIBUTIONS
                                                                        ------------------------------------
     Contributions made to participant accounts
        per the financial statements                                     $  5,369,396        $ 15,661,050
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2003                                        192,373             529,894
     Contribution receivable not recorded on the
        Form 5500 at December 31, 2004                                       (245,069)           (691,952)
                                                                        ------------------------------------
     Contributions, net of excess contributions, made
        to participant accounts per the Form 5500                        $  5,316,700        $ 15,498,992
                                                                        ====================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

     Benefits paid to participants per the financial statements                        $22,274,672
     Benefit payments recorded in prior year's Form 5500                                   (78,566)
                                                                                   ------------------
     Benefits paid to participants per the Form 5500                                   $22,196,106
                                                                                   ==================


The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2004:

     Investment income per the financial statements                                    $15,700,227
     Investment income not recorded in the financial statements at December 31,
       2004                                                                                 44,165
                                                                                   ------------------
     Investment income per the Form 5500                                               $15,744,392
                                                                                   ==================


                                                                           8

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                            Supplemental Schedule



                                                                           9

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                  Cenveo 401(k) Savings and Retirement Plan
     (formerly Mail-Well Corporation 401(k) Savings and Retirement Plan)


                       EIN: 84-1250534 Plan: No. 001


                 Schedule H, Line 4(i)--Schedule of Assets
                          (Held at End of Year)


                              December 31, 2004


                                                                              DESCRIPTION/
                                                                                 NUMBER                CURRENT
            IDENTITY OF ISSUE                                                  OF SHARES                VALUE
-----------------------------------------------------------------------------------------------------------------
Mutual Funds:
  PIMCO Total Return                                                              2,411,799        $  25,733,897
  Goldman Sachs Core Small Cap Equity Fund                                        1,078,858           14,672,465
  T. Rowe Price Blue Chip Growth Fund                                                39,760            1,229,789
  Fidelity Diversified International Fund                                           120,031            3,437,701
  Putnam International Growth Fund*                                                 528,408           12,581,388
  The George Putnam Fund of Boston*                                               1,289,958           23,361,147
  The Putnam Fund for Growth & Income*                                              650,124           12,638,411
  Growth Fund Putnam Asset Allocation*                                              719,838            8,047,784
  Balanced Fund Putnam Asset Allocation*                                            901,606            9,575,056
  Conservative Fund Putnam Asset Allocation*                                        253,401            2,316,085
Common Collective Trusts:
  Putnam S&P 500 Index Fund*                                                      2,119,212           65,123,386
  Putnam Stable Value Fund*                                                      41,666,533           41,666,533
Cenvo Common Stock*                                                               4,506,035           13,968,709
  Participant loans*                                                          4.75% - 10.5%            7,599,259
                                                                                                 ----------------
                                                                                                   $ 241,951,610
                                                                                                 ================


*Investments with a party-in-interest.



                                                                           10

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                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 29, 2005       Cenveo 401(k) Savings and Retirement Plan

                          /s/ Michel P. Salbaing

                          Michel P. Salbaing
                          Sr. Vice President - Chief Financial Officer